Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

ITC / Entergy Transaction SEPTEMBER 2013 UPDATE This update is the ninth in a series of periodic newsletters designed to keep ITC employees informed and updated on the ITC/Entergy transaction. The following articles have been posted to the Entergy website. 9/23/2013 Joint integration efforts between Entergy and ITC continued last week with the much-anticipated storm drill. The two-day drill is the latest example of significant integration work on behalf of the two companies, and brought together a multidisciplinary team from throughout Entergy and ITC’s respective footprints to test their readiness to work cooperatively and effectively in the face of a major disaster. The drill activated hundreds of employees from across the companies in an effort to better prepare both Entergy and ITC Midsouth for the future. The drill began Monday, Sept. 16, as Hurricane Ono (as in “Oh, no!”) made landfall as a Category 3 hurricane. In the drill scenario the storm caused damage to the companies’ facilities and outages for hundreds of thousands of customers. “It’s all about process,” said Greg Grillo, vice president of safety and Entergy’s system storm incident commander. “This drill focused on the interactions that would occur between the two companies as they would respond to a major storm after the conclusion of the ITC transaction.” Participants from across Entergy and ITC Midsouth gathered at various command centers and transmission headquarters to respond to drill messages that probed how certain situations would be managed by each company. Grillo praised them for their preparation and execution of the drill. “The drill went well and we learned a lot,” said Grillo. “As usual, we found items on which to follow up, some of which we will elevate to our ‘critical few’ that we will formally track at the system level.” ITC VP of Operations Beth Howell agreed. “This drill was a great opportunity to test communications, coordination and interfaces between Entergy and ITC. I think the team did an excellent job and gained some valuable insights that will help shape our storm response plans going forward.” Grillo said his preliminary assessment included: • Great interactions occurred between employees of the two companies. • Focus is needed on the prioritization process within the planni ng function. n EntErgy, ItC rE-fIlE In tExas Entergy Texas, Inc. and ITC Holdings Corp. re-filed a joint application for the proposed transmission separation/merger in Texas today, requesting that the Public Utility Commission of Texas issue a decision in the matter in December. The re-filed application is anchored by a $92.7 million rate mitigation plan for Texas customers and includes other commitments not included in the previous filing. “Our re-filing incorporates enhanced rate mitigation and other conditions and commitments that are clearly important to the commission and consumers,” said Sallie Rainer, president and chief executive officer of Entergy Texas. “While withdrawing and re-filing slows things down a bit, the commitments we made in this revised application ensure that our customers reap the benefits we believe this transaction will deliver.” In the Texas filing, the companies requested an expedited schedule that would allow for a decision before Dec. 31, 2013, thereby positioning us to be able to move the transaction forward as expeditiously as possible. Following the Texas filing, the other Entergy operating companies and ITC will be taking steps to advance the proceedings in Arkansas, Louisiana, Mississippi, Missouri and New Orleans. The Federal Energy Regulatory Commission, ITC shareholders and the Internal Revenue Service have already completed reviews and approvals necessary for closing the transaction. n ITC/Entergy Drill Tests Interfaces During Major Storm Response Reviewing procedures during the recent Entergy/ITC storm drill are, left to right, Entergy vice president of energy delivery Rick Riley, ITC vice president of information technology Ron Hinsley, ITC chief operating officer Jon Jipping and ITC vice president of operations Beth Howell.

ITC / Entergy Transaction SEPTEMBER 2013 UPDATE 2 For more information visit the Station or http://www.itc-holdings.com/itc-entergy.html ITC Forward-Looking Information This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forwardlooking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (B) the ability to obtain the required financings; (C) delays in consummating the transaction or the failure to consummate the transactions; and (D) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. Entergy Forward-Looking Information In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forwardlooking statements, whether as a result of new information, fut ure events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent Quarterly Reports on Form 10-Q , and other fili ngs made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in conn ection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forwardlooking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. Additional Information and Where to Find It ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.